Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated March 29, 2012 of PDI, Inc. and are in agreement with the statements contained in the first sentence of the first paragraph, and the second, third and fifth paragraphs on page 1 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP

March 29, 2012
MetroPark, New Jersey